        John H. Lively

                                                                                              The Law Offices of John H. Lively & Associates, Inc.

                                                                                              A member firm of The 1940 Act Law Group

                                                                                              11300 Tomahawk Creek Parkway, Suite 310

        Leawood, KS  66211

        Phone: 913.660.0778   Fax: 913.660.9157

        john.lively@1940actlawgroup.com

March 11, 2014

Ms. Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Cottonwood Mutual Funds (the “Trust”)
SEC File Numbers: 333-176541 and 811-22602

Dear Ms. Botkin:

On January 16, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 11 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of reflecting a newly approved investment advisory agreement with the existing adviser to the HAGIN Keystone Market Neutral Fund (the “Fund”), a series portfolio of the Trust.

On February 19, 2014, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(a) under the 1933 Act (the “A-Filing”).  The A-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to add certain exhibits to the Registration Statement, including the newly approved  investment advisory agreement. Note that in a separate request letter the Trust will be seeking acceleration of the Amendment.

Prospectus

Summary Section – Fees and Expenses of the Fund

1.

Comment:

Please confirm to the expenses associated with short sales of securities are included in the caption “other expenses” in the fee table.

Response:

 The Trust confirms that expenses associated with short sales of securities by the Fund are included in the “other expenses” line item.

Summary Section – Principal Investment Strategies of the Fund

2.

Comment:

The fourth paragraph in this section states that the Fund may invest “in derivatives, such as options.”  Please note the 2010 letter from the Division of Investment Management to Ms. Karrie McMillan of the Investment Company Institute regarding disclosure of derivatives instruments utilized by mutual funds and consider if additional types of derivatives should be added to the Trust’s disclosure.

Response:

The Adviser has confirmed that the Fund will only utilize options in pursuing its investment strategy and, as such, has not added additional disclosure regard other types of derivatives.

Summary Section – Performance History

3.

Comment:

Please add 2013 calendar year end performance to this section.

Response:

The Trust has revised the disclosure as you have suggested.

Summary Section – Principal Investment Strategies of the Fund

4.

Comment:

Please disclose the typical range that the Fund takes in short positions.

Response:

The Trust has revised the disclosure as you have suggested.

General Information – Management

5.

Comment:

As the Fund has operated for a complete fiscal year, please disclose the aggregate amount of advisory fees paid to the investment adviser as of the most recent fiscal year.

Response:

The Trust has revised the disclosure as you have suggested.

Shareholder Information

6.

Comment:

In the second paragraph in this section, please explain what the term “in proper form” means.

Response:

The Trust has revised the disclosure as you have requested.

Financial Highlights

7.

Comment:

Please confirm to the staff that the Trust will update the registration statement for the Fund once the fiscal year end February 28, 2014 information becomes available.

Response:

The Trust confirms that it will file an update to the Fund’s registration statement 120 days following the end of the Fund’s fiscal year which is February 28, 2014.

Statement of Additional Information

Description of the Trust and the Fund

8.

Comment:

Please update the disclosure to read that the Trust now has three series not two.

Response:

The Trust has revised the disclosure as you have suggested.

Trustees and Officers

9.

Comment:

In the Independent Trustee table, please describe the type of business for CAN National Warranty Corp. and Guardian Warranty that are listed next to Mr. Bollinger’s name.

Response:

The Trust has revised the disclosure as you have suggested.

10.

Comment:

In the officer table, please describe the type of business for The Nottingham companies listed next to Mr. Winter’s name.

Response:

The Trust has revised the disclosure as you have requested.

Part C and Exhibits

11.

Comment:

Please confirm to the staff that the Trust intends to file the recently approved investment advisory agreement between the Trust and HAGIN Investment Management on behalf of the Fund as an exhibit.

Response:

The Trust will file the investment advisory agreement that was recently approved as an exhibit to its next filing pursuant to Rule 485.

*   *   *

The Trust acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively